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                                July 28, 2021

       Brian Mitts
       Chief Financial Officer
       NexPoint Real Estate Finance, Inc.
       2515 McKinney Avenue, Suite 1100
       Dallas, TX 75201

                                                        Re: NexPoint Real
Estate Finance, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed February 25,
2021
                                                            Form 10-Q for the
quarterly period ended March 31, 2021
                                                            Filed April 30,
2021
                                                            File No. 001-39210

       Dear Mr. Mitts :

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarterly period ended March 31, 2021

       Item 2. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations
       Core Earnings , page 28

   1. We note your disclosure of Core Earnings and Core Earnings per Diluted Weighted-
                                                        Average Share. These
non-GAAP measures include adjustments for various unrealized gains (losses) and loan
loss provision. In light of these adjustments, please tell us how you determined it was
appropriate to title these measures as Core Earnings and Core Earnings per Diluted
Weighted-Average Share. Further, our understanding is that these measures are commonly used by
mortgage REITs as an indicator of dividend paying ability. Please tell us if these
measures are used by the registrant's management as an indicator of the registrant's dividend
paying ability. If so, please revise your filing to disclose that purpose.
 Brian Mitts
NexPoint Real Estate Finance, Inc.
July 28, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameBrian Mitts                             Sincerely,
Comapany NameNexPoint Real Estate Finance, Inc.
                                                          Division of
Corporation Finance
July 28, 2021 Page 2                                      Office of Real Estate
& Construction
FirstName LastName